AB 3/1

BD 2/22



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 29 2007
185

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

AB 3/1

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

This report ** contains (check all applicable boxes):

			Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
x	(c)	Statement of Financial Condition	1
	(d)	Statement of Income	n/a
	(e)	Statement of Changes in Member's Capital	n/a
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors	n/a
	(g)	Statement of Cash Flows	n/a
	(h)	Computation of Net Capital	n/a
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	n/a
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	n/a
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3	n/a
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	n/a
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	n/a
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	n/a
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	n/a
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	n/a
	(q)	Reconciliation of Assets, Liabilities and Member's Capital to the Regulatory Report	n/a
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	n/a
	(s)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5	n/a
	(t)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	n/a

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying statement of financial condition and supplemental information pertaining to the firm of Neuberger Berman Management Inc., as of November 30, 2006 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 25th day of January 2007

ANNA WALTERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WA6144542
Qualified in New York County
My Commission Expires April 24, 2010

X Anna Walters

NOTARY PUBLIC
New York, New York

In and for the State of NY
Residing in NY

NOTARY PUBLIC
Expiration 4/24/2010


SEC MAIL PROCESSING
RECEIVED
JAN 2 9 2007
185
SECTION

Neuberger Berman Management Inc.

(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

Statement of Financial Condition

November 30, 2006

With Report of Independent Registered Public Accounting Firm



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
Neuberger Berman Management Inc.

We have audited the accompanying statement of financial condition of Neuberger Berman Management Inc. (the "Company") as of November 30, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management Inc. at November 30, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 26, 2007

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Statement of Financial Condition

In thousands **November 30, 2006**	
Assets	
Cash and cash equivalents	$182,142
Securities owned, at market value	655
Fees receivable	27,573
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $8,684)	797
Identifiable intangible assets and goodwill (net of accumulated amortization of $205)	16,385
Other assets	12,600
Total assets	$240,152
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 20,008
Income taxes payable	60,787
Other liabilities and accrued expenses	50,836
Total liabilities	131,631
Stockholder's Equity	
Common stock, $0.01 par value; 34,484 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	25,906
Retained earnings	82,614
Total stockholder's equity	108,521
Total liabilities and stockholder's equity	$240,152

See Notes to Statement of Financial Condition.

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

Contents

		Page
Note 1	Summary of Significant Accounting Policies	3
Note 2	Capital Requirements	5
Note 3	Commitments and Contingencies	5
Note 4	Holdings' Benefit and Incentive Plans	6
Note 5	Income Taxes	8
Note 6	Fair Value of Financial Instruments	8
Note 7	Related Party Transactions	8

Note 1 Summary of Significant Accounting Policies

Organization and Description of Business

Neuberger Berman Management Inc. (the "Company," "we," "us," or "our"), a New York corporation, is a wholly owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent") which is a wholly owned subsidiary of Lehman Brothers Holdings Inc., also a Delaware corporation ("Holdings"). We conduct operations as a registered investment adviser to, and distributor of, registered mutual funds (the "Funds") and are a registered broker-dealer. We do not carry customer accounts and are exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i).

Basis of Presentation and Use of Estimates

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Significant management estimates are required in determining the realizability of deferred tax assets, the outcome of litigation and assessing intangible assets and goodwill for impairment. Management believes the estimates used in preparing the Statement of Financial Condition and accompanying notes are reasonable and prudent. Actual results could differ from these estimates.

Securities and Securities Transactions

Securities owned, primarily investments in registered and unregistered investment funds, are carried at market value. Principal transactions in securities are recorded on a trade-date basis.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Share-Based Compensation

Our employees participate in Holdings' share-based incentive plans.

On December 1, 2005 Holdings adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost recognized during fiscal 2006 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of December 1, 2005, (including pre-fiscal-2004 options) based on the grant-date fair value and related service period estimates in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based awards granted subsequent to December 1, 2005, based on the grant-date fair value and related service periods estimated in accordance with the provisions of SFAS 123(R).

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including how to measure fair value and how to attribute compensation cost to reporting periods. Changes to the SFAS 123 fair value measurement and service-period provisions prescribed by SFAS 123(R) include requirements to: (a) estimate forfeitures of share-

based awards at the date of grant, rather than recognizing forfeitures as incurred as was permitted by SFAS 123; (b) expense share-based awards granted to retirement-eligible employees and those employees with non-substantive non-compete agreements immediately, while Holdings' accounting practice under SFAS 123 was to recognize such costs over the stated service periods, (c) attribute compensation costs of share-based awards to the future vesting periods, while Holdings' accounting practice under SFAS 123 included a partial attribution of compensation costs of share-based awards to services performed during the year of grant and (d) recognize compensation costs of all share-based awards (including amortizing pre-fiscal-2004 options) based on the grant-date fair value, rather than Holdings' accounting methodology under SFAS 123, which recognized pre-fiscal-2004 option awards based on their intrinsic value. See "Accounting Changes and Other Accounting Developments—SFAS 123(R)" below for a further discussion of SFAS 123(R).

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the Statement of Financial Condition using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *"Accounting for Contingencies."*

See "Accounting Changes and Other Accounting Developments—FIN 48" below for a discussion of how our planned adoption of FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, ("FIN 48") on December 1, 2007 will affect our policies for accounting for contingent liabilities related to income taxes.

Accounting Changes and Other Accounting Developments

SFAS 158. In September 2006, the FASB issued SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 requires recognition in the Statement of Financial Condition of the over or underfunded status of postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation, for other postretirement plans, the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income, net of tax (a component of Stockholder's equity).

SFAS 158 is effective for our fiscal year ending November 30, 2007, and we do not expect it to have a material impact on our Statement of Financial Condition.

SFAS 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for our 2008 fiscal year with earlier application permitted for our 2007 fiscal year. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Notes to Statement of Financial Condition

We intend to adopt SFAS 157 in fiscal 2007 and do not believe that the adoption will have a material impact to our Statement of Financial Condition.

SFAS 123(R). In December 2004, the FASB issued SFAS 123(R), which Holdings adopted as of the beginning of the 2006 fiscal year. SFAS 123(R) requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period employees are required to provide service. See "Share-Based Compensation" above for additional information about our accounting policies.

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. Under the modified prospective transition method applied in the adoption of SFAS 123(R), compensation cost is recognized for the unamortized portion of outstanding awards granted prior to the adoption of SFAS 123. The adoption of SFAS 123(R) on December 1, 2005, did not have a material impact on our Statement of Financial Condition.

FIN 48. In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. Early application is permitted as of the beginning of our 2007 fiscal year.

We will adopt FIN 48 on December 1, 2007. We are evaluating the effect of adopting FIN 48 on our Statement of Financial Condition.

Note 2 Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, we are subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires us to maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At November 30, 2006, we had net capital of approximately $60.9 million, which exceeded requirements by approximately $60.6 million. The net capital charge for the deductible on our fidelity bond has been borne by Neuberger Berman, LLC ("NB, LLC), an affiliate. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

Note 3 Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2010. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2006, minimum rentals, excluding office space escalation, under these lease agreements, (net of subleases of $1.7 million) are as follows:

In thousands	
Fiscal 2007	$ 32
Fiscal 2008	32
Fiscal 2009	33
Fiscal 2010	29
Fiscal 2011	-
December 1, 2011 and thereafter	-
Total minimum lease payments	$126

Also see Note 7 for related party disclosures.

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, advice of counsel, and established reserves, we believe the eventual outcome of the actions against us will not, individually and in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity.

Note 4 Holdings' Benefit and Incentive Plans

Our employees participate in Holdings' various benefit and incentive plans. We record our allocated share of Holdings' benefit and equity-based compensation cost. The following is a description of these benefit and incentive plans.

1999 Long Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Common Stock that may be issued under the LTIP may not exceed 15.4 million. At November 30, 2006, awards with respect to approximately 14.1 million shares of Common Stock have been made under the LTIP, of which approximately 5.0 million were outstanding.

Wealth Accumulation Plan

The Neuberger Berman Inc. Wealth Accumulation Plan (the "WAP") provides that on an annual basis, employees who receive commissions and other direct pay and those eligible for a bonus may elect to defer a portion of their compensation. In each case, up to 20% of total compensation may have been deferred with a maximum deferral of up to $500,000, provided that employees who receive an annual bonus may, in any event, defer no more than the full amount of the bonus. Amounts deferred by employees are used to acquire, on a pretax basis, the Common Stock at a 25% discount from market value. Any stock so acquired is restricted with respect to transfer or sale and vests three years after the grant date. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. At November 30, 2006, awards with respect to approximately 300,000 shares of Common Stock have been made under the WAP, all of which have been converted to freely transferable Common Stock. We no longer permit deferrals under the WAP and the WAP will terminate on the last day on which any restricted stock outstanding under the WAP becomes vested.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") provided for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees, and has authorization from Holdings' Board of Directors to issue up to 492.0 million shares of Common Stock. At November 30, 2006 awards with respect to 462.0 million shares of Common Stock have been made under the EIP of which 143.6 million are outstanding, and 318.4 million have been converted to freely transferable Holdings Common Stock.

Defined Benefit Plans

Holdings sponsors a funded noncontributory defined benefit pension plan for its U.S. employees, which our employees participate in. Holdings uses a November 30 measurement date for this plan. We record as compensation and benefits our allocated share of the cost for this plan. The following tables summarize Holdings' domestic employee benefit plan in which our employees participate:

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Notes to Statement of Financial Condition

In millions November 30, 2006	Pension Benefits
Change in benefit obligation	
Benefit obligation at beginning of year	$ 954
Service cost	44
Interest cost	57
Plan amendment	—
Actuarial loss	66
Benefits paid	(29)
Benefit obligation at end of year	1,092
Change in plan assets	
Fair value of plan assets at beginning of year	1,030
Actual return on plan assets, net of expenses	96
Employer contribution	50
Benefits paid	(29)
Fair value of plan assets at end of year	1,147
Funded status	55
Unrecognized net actuarial loss	449
Unrecognized prior service cost	7
Prepaid benefit cost	$ 511
Accumulated benefit obligation	$1,020

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2006

Discount rate	5.73%
Rate of compensation increase	5.00%

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of Holdings' pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Holdings' common stock, although the plan may hold a minimal investment in Holdings' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2006	
Equity securities	72%
Fixed income securities	23
Cash	5
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2007

Holdings does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension
Fiscal 2007	$ 33
Fiscal 2008	35
Fiscal 2009	38
Fiscal 2010	40
Fiscal 2011	43
Fiscal 2012—2016	268

Note 5 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings. Our tax provision is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due at November 30, 2006 was $60.8 million. Our net deferred tax asset of $8.2 million ($9.4 million of deferred tax assets and $1.2 million of deferred tax liabilities) relates primarily to amortization of deferred compensation and depreciation of furniture and fixtures, respectively, and is included in other assets in our Statement of Financial Condition. We anticipate our net deferred tax asset will be realized; therefore no valuation allowance has been recorded.

Note 6 Fair Value of Financial Instruments

Substantially all of our financial instrument assets and liabilities are carried at contract value, which approximates market or fair value, due to their relatively short-term nature or variable market rates of interest.

Note 7 Related Party Transactions

Certain employees of the Company are officers and/or trustees and directors of the Funds managed by us

Cash and cash equivalents and securities owned, at market value include $182.1 million and $655,000, respectively, invested in money market and other funds managed by us at November 30, 2006.

An affiliate earned brokerage commissions for the execution of transactions for the Funds managed by us, which are paid directly by the Funds.

We have sub-advisory agreements with NB, LLC, an affiliated NYSE broker dealer, to provide us with investment and research information.

Included in Other assets is $3.5 million due from various affiliates.


END